UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 February 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

This announcement contains inside information

Interim results
Six months ended 31 December 2025			25 February 2026
	Reported results			Adjusted results(1)
	F26 H1	vs F25 H1		F26 H1	vs F25 H1
Net sales	$10,460m	(4.0)%	Organic net sales movement	$(295)m	(2.8)%(2)
Operating profit	$3,116m	(1.2)%	Operating profit before exceptional items	$3,256m	(2.8)%(2)
Operating profit margin	29.8%	85bps	Operating profit margin before exceptional items	31.1%	1bps(2)
Net profit	$2,110m	1.7%
Basic earnings per share	89.7c	3.0%	Basic earnings per share before exceptional items	95.3c	(2.5)%
Net cash flow from operating activities	$2,123m	$(202)m	Free cash flow	$1,532m	$(164)m

Growth in Europe, LAC and Africa offset by weakness in North America and China

●
Reported net sales of $10.5 billion declined 4.0% due to organic net sales decline and the negative impact of disposals.
●
Organic net sales declined 2.8%, driven by organic volume down 0.9% and negative price/mix of 1.9%. Strong organic net sales growth in Europe, Latin America and Caribbean (LAC) and Africa was more than offset by softer performance in North America given pressure on disposable income impacting US Spirits, and the adverse impact of Chinese white spirits (CWS) in Asia Pacific.
●
Negative price/mix primarily as a result of adverse mix due to US Spirits performance and weaker results in CWS.
●
Excluding CWS, organic net sales for the group would have been c.2% higher; with volume down c.0.5% and price/mix broadly flat.

Operating profit decline mainly from adverse mix and tariffs, partially offset by efficiencies in A&P investment

●
Reported operating profit declined 1.2% due to organic operating profit decline and lower exceptional operating charges. Reported operating profit margin grew 85bps, primarily due to the positive impact of disposals.
●
Organic operating profit declined by 2.8%; organic operating profit margin was broadly flat, mainly due to adverse market mix and tariff costs offset by lower marketing investment given efficiencies.
●
EPS pre-exceptionals was 95.3 cents, down 2.5%.

Continued focus on cash flow and increased commitment to reduce leverage and increase financial flexibility, dividend rebased

●
Net cash flow from operating activities decreased by $202 million to $2.1 billion. Free cash flow decreased by $164 million to $1.5 billion.
●
Net debt as at 31 December 2025 was $21.7 billion.
●
In December 2025, Diageo announced an agreement to sell its shareholding in East African Breweries plc and its shareholding in the Kenyan spirits business, to Asahi Group Holdings, Ltd. Estimated net proceeds after tax and transaction costs of $2.3 billion imply a 17x EBITDA multiple. This is expected to complete in H2 calendar year 2026 and to reduce net debt to adjusted EBITDA(3) by c.0.25x.
●
Ongoing strategic review by United Spirits Limited (USL) of ownership of Royal Challengers Bengaluru (RCB) cricket team well advanced.
●
Declared interim dividend of 20 cents. Committed to growing shareholder distributions over time and targeting a 30-50% payout policy going forward, with a minimum floor set for the dividend of 50 cents per annum.

Accelerate savings progressing well, fiscal 26 guidance updated

●
Cost savings programme progressing well with c.50% Accelerate savings now expected in fiscal 26; savings in the first half driven by supply chain agility and related cost savings, A&P efficiencies and overhead savings.
●
For fiscal 26, given further weakness through the first half in the US we have updated both organic net sales and operating profit growth guidance. We have reiterated free cash flow guidance of $3 billion.

Sir Dave Lewis, Chief Executive Officer commented:

Our performance in the first half of fiscal 26 was mixed. Strong performance in Europe, LAC and Africa, was offset by a weakening performance in NAM and continued weakness in Chinese white spirits in APAC. US Spirits performance reflected pressure on disposable income, and competitive pressure from more affordable alternatives addressing a more stretched consumer wallet.

Only several weeks in I can already see significant opportunities for Diageo to act more decisively to enhance its competitiveness and broaden the portfolio offering leading to higher growth. As we refine our new strategy to deliver stronger shareholder value, the immediate priorities for the team are clear:
– Build competitive category strategies, winning with relevant brands
– Customer, customer, customer
– Redesign of the Diageo operating framework to drive sustainable returns

To deliver on these opportunities, we need to create more financial flexibility. Accordingly, the Board has taken the difficult decision to reduce the dividend to a more appropriate level which will accelerate the strengthening of our balance sheet. We are confident that this is the right action which will ensure that Diageo can reinforce its position as the leading international spirits business and drive stronger shareholder value over the coming years.

I am encouraged by the depth of the passion and pride that our people have for our brands across the business. This will be invaluable given the significant work ahead.

(1)
See pages 36-43 for an explanation and reconciliation of non-GAAP measures.
(2)
Represents organic movement.
(3)
Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

See pages 36-43 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, EPS before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the six months ended 31 December 2025 compared to the six months ended 31 December 2024.

Outlook

Outlook for fiscal 26

Organic net sales we have updated guidance for fiscal 26 and now expect organic net sales down 2-3% given further weakness in the US. This also includes the impact of Chinese white spirits.

Organic operating profit growth we now expect this to be flat to up low-single-digit. This reflects the revised net sales guidance due to the US, as well as Chinese white spirits and the impact of tariffs (as detailed on page 6). This also includes savings from the Accelerate programme.

Taxation - we expect the tax rate before exceptional items for fiscal 26 to be c.25% (fiscal 25: 24.9%).

Effective interest rate - we expect the effective interest rate for fiscal 26 to be c.4.0% (fiscal 25: 4.1%).

Capital expenditure - we expect capex at the lower end of the range of $1.2-1.3 billion (fiscal 25: $1.5 billion).

Free cash flow - we continue to expect free cash flow of $3 billion (fiscal 25: $2.7 billion). This includes exceptional cash costs related to the Accelerate programme. This does not include c.$100 million one-off impact which is expected to be included in working capital at the end of fiscal 26 related to inventory build ahead of the implementation of the group SAP S/4 HANA ERP system in early fiscal 27.

Dividend

Dividend policy revision

The Board of Diageo has decided to reduce the dividend to a more appropriate level to accelerate the strengthening of the balance sheet and create more financial flexibility. This will also ensure that decisions made are taken for the long-term best interests of the company. The Board is targeting a 30-50% payout policy going forward which will enable Diageo to balance investment in the business with attractive shareholder returns through dividends and where appropriate share buybacks. The Board has also set a minimum floor for the dividend of 50 cents per annum.

Dividend timetable

The interim dividend of 20 cents per share (fiscal 25 H1 – 40.50 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 April 2026. The ex-dividend date is 16 April 2026 for holders of ordinary shares and 17 April 2026 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 8 May 2026. The dividend per share in pence to be paid to ordinary shareholders will be announced on 21 May 2026 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The interim dividend will be paid to both holders of ordinary shares and US ADRs on 4 June 2026. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 8 May 2026.

To view the interim results document in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2513U_1-2026-2-24.pdf

In accordance with DTR 6.3.5(1A), the interim results document has been submitted to the National Storage Mechanism in full unedited text and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Randall Ingber, General Counsel & Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

Presentation for analysts and shareholders

Pre-recorded audio webcast and presentation slides
At 07:05 (UK time) on Wednesday 25 February 2026, Sir Dave Lewis, Chief Executive Officer and Nik Jhangiani, Chief Financial Officer will present Diageo’s interim results as a pre-recorded audio webcast. This will be available to view at https://www.diageo.com/en/investors/results-reports-and-events/2026-interim-results. The presentation slides and script will also be available to download.

Live Q&A conference call
Sir Dave Lewis and Nik Jhangiani will be hosting a Q&A conference call on Wednesday 25 February 2026 at 09:30 (UK time).
For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility.
Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK: From the UK (free call): From the USA: From the USA (free call): Passcode:	+44 (0)20 3936 2999 0800 358 1035 +1 646 233 4753 +1 855 979 6654 522042

Transcript and audio recording
Following the Q&A conference call, a transcript and audio recording will be available from the link below:
https://www.diageo.com/en/investors/results-reports-and-events/2026-interim-results

Calendar for future events
6 May 2026	Q3 F26 Trading Update
6 August 2026	Preliminary results for year ending 30 June 2026
5 November 2026	Q1 F27 Trading Update and AGM

Enquiries
Investors:	Sonya Ghobrial +44 (0)7392 784784 Andy Ryan +44 (0)7803 854842 Grace Murphy +44 (0)7514 726167 investor.relations@diageo.com
Media:	Rebecca Perry +44 (0)7590 809101 Clare Cavana +44 (0)7751 742072 press@diageo.com
Diageo plc LEI:	213800ZVIELEA55JMJ32

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 25 February 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Diageo Interim Results